UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Mitsubishi Tokyo Financial Group, Inc.

Establishment of a Subsidiary for Issuance of “Non-dilutive” Preferred Securities

Tokyo, July 28, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) hereby announces that at the meeting of its Board of Directors, held today, the Board resolved to establish a wholly owned subsidiary in the Cayman Islands named MTFG Capital Finance Limited in order to issue preferred securities (“Non-dilutive Preferred Securities”) so as to enhance the flexibility of its capital management.

The general terms of the Non-dilutive Preferred Securities are as described below, and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

Issuer	MTFG Capital Finance Limited, which is a special purpose company to be newly established under the laws of the Cayman Islands, and which is wholly owned by MTFG.

Type of Security	Japanese Yen denominated non-cumulative perpetual preferred securities (no right to convert into MTFG’s shares is granted)

Issue Amount	To be determined at a later date taking into consideration market demand. (Over 100 billion Japanese Yen planned)

Use of Proceeds	To be provided to The Bank of Tokyo-Mitsubishi, Ltd., in order to strengthen its capital base

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of MTFG, senior to the MTFG’s common shares, and effectively pari passu with MTFGs’ preferred shares.

Method of Offering	Private placements to qualified institutional investors

Note:    The issuance is subject to notifications and approvals based on applicable laws and regulations becoming effective.

This press release is solely for the purpose of providing information and does not constitute an invitation for any person to take action.

Contact:

Corporate Communications Office

Tel: 03-3240-9066

This notice with regard to the establishment of a subsidiary for the issuance of Non-dilutive Preferred Securities is published in order to publicly announce specific facts relating to the establishment, and does not constitute a solicitation of investment, or any similar act, in or outside of Japan. The Non-dilutive Preferred Securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.